

SECURITIES AND EXCHANGE COMMISSION
RECEIVED

MAR 0 1 2018

DIVISION OF TRADING & MARKETS



18006101

ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden	
hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69512

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2017___ AND ENDING___12/31/2017___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SMTX, LLC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

311 West 43rd Street, Penthouse (Mail to: 12th Floor)
                              (No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LINDA CRANE   212-231-5032
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
                    (Name – *if individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Linda Crane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SMTX, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

_____Principal Financial Officer_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SMTX, LLC.

Statement of Financial Condition

December 31, 2017

Contents

Facing Page and Oath or Affirmation



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member of SMTX, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SMTX, LLC (the Company) as of December 31, 2017 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2016.

February 28, 2018

A member firm of Ernst & Young Global Limited

SMTX, LLC.

Statement of Financial Condition

December 31, 2017

Assets		
Cash	$	4,812,833
Cash segregated under federal regulations		345,570
Accounts receivable		42,175
Prepaid expenses and other assets		23,711
Total assets	$	5,224,289
Liabilities and member's equity		
Liabilities:		
Payable to Nasdaq, Inc.	$	3,042,604
Due to customers		345,466
Accounts payable and accrued expenses		353,812
Total liabilities		3,741,882
Member's equity		1,482,407
Total liabilities and member's equity	$	5,224,289

See accompanying notes to the Statement of Financial Condition.

STATEMENT OF FINANCIAL CONDITION

SMTX, LLC.
December 31, 2017
With Report of Independent Registered Public Accounting Firm

SMTX, LLC.

Notes to Statement of Financial Condition

December 31, 2017

1. Nature of Business

SMTX, LLC. (the Company) was formed under the laws of the State of Delaware on July 23, 2014. The Company is an introducing broker-dealer, headquartered in New York and is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's primary business is providing paying agency services for secondary private company tender offers and private mergers and acquisitions. The Company is a wholly owned subsidiary of SecondMarket Solutions, Inc. (the Parent). As of October 21, 2015, the Parent, SMTX and its affiliate SecondMarket Labs, LLC were acquired by The Nasdaq Private Market, LLC ("NPM"), a wholly owned subsidiary of Nasdaq, Inc. (NASDAQ). The Company is a member of the Securities Investor Protection Corporation.

2. Summary of Significant Accounting Policies

Basis of Presentation

The Statement of Financial Condition is prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"), as codified in the Accounting Standards Codification ("ASC") and set forth by the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the Company's Statement of Financial Condition, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts and the disclosures of contingent amounts in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Transaction management services revenue is generated from third party use of the Company's proprietary technology platform. Revenue is recognized on the settlement date of the transaction.

Cash

The Company considers short-term investments with initial maturities of three months or less from the date of purchase to be cash equivalents. At December 31, 2017, the Company had cash of $4,812,833.

SMTX, LLC.

Notes to Statement of Financial Condition (continued)

December 31, 2017

2. Summary of Significant Accounting Policies (continued)

Cash Segregated Under Federal Regulations

Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) of SEC Rule 15c3-3, the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions in anticipation of settlement. At December 31, 2017, the Company held, in anticipation of settlement, customer funds of $345,570, which were segregated in a special account for the exclusive benefit of customers of SMTX, LLC.

Accounts Receivable

Receivables represent revenue earned from executed transactions with the Company's customers. Receivables are shown net of a reserve for uncollectible accounts. The reserve for uncollectible accounts is maintained at a level that management believes to be sufficient to absorb estimated losses in the accounts receivable portfolio. The reserve is increased by the provision for bad debts, which is charged against operating results and decreased by the amount of charge-offs, net of recoveries. The amount charged against operating results is based on several factors, including, but not limited to, a continuous assessment of the collectability of each account, the length of time a receivable is past due and our historical experience with the particular customer. In circumstances where a specific customer's inability to meet its financial obligations is known (i.e., bankruptcy filings), we record a specific provision for bad debts to reduce the receivable to the amount we reasonably believe will be collected. There was no reserve recorded as of December 31, 2017.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets include prepaid amounts paid to regulators.

Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by SecondMarket Solutions, Inc. The Company uses the asset and liability method to provide income taxes on all transactions recorded in its Statement of Financial Condition. Deferred tax assets and liabilities are determined based on differences between the Statement of Financial Condition carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that are expected to be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

SMTX, LLC.

Notes to Statement of Financial Condition (continued)

December 31, 2017

2. Summary of Significant Accounting Policies (continued)

In order to recognize and measure unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained upon examination of its parent, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized for the portion of its share in the Statement of Financial Condition. Interest and/or penalties related to income tax matters are recognized in earnings.

The Company has determined that there are no uncertain tax positions as of December 31, 2017.

At December 31, 2017, the Company has accrued no interest or penalties related to income tax matters.

Recently Issued Accounting Pronouncements

For the year ended December 31, 2017, the Company has not adopted any new accounting pronouncements that had a material impact on its Statement of Financial Condition.

In May 2014, FASB released Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers (Topic 606)" which supersedes the revenue recognition guidance in ASC "Revenue Recognition." The new revenue recognition standard sets forth a five-step revenue recognition model to determine when and how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also requires more detailed disclosures. The Company adopted this standard on January 1, 2018. The Company has assessed the impact and determined the adoption of this standard has no material impact on the Statement of Financial Condition of the Company.

3. Net Capital Requirements and Exemption from SEC Rule 15c3-3

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1(a)(1)(ii). This Rule requires that the Company will not permit its net capital to be less than the greater of $250,000 or 5 percent of aggregate debt items computed in accordance with the Formula for Determination of Reserve Requirements for Broker or Dealers. At December 31, 2017, the Company's net capital was $1,458,696 which was $1,208,696 in excess of its minimum requirement of $250,000.

SMTX, LLC.

Notes to Statement of Financial Condition (continued)

December 31, 2017

3. Net Capital Requirements and Exemption from SEC Rule 15c3-3 (continued)

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i). Pursuant to the exemptive provisions of sub-paragraph (k)(2)(i), the Company is permitted to hold customer funds received in connection with privately negotiated securities transactions in anticipation of settlement. The Company maintains a "Special Account for the Exclusive Benefit of Customers of SMTX, LLC." for such customer funds received.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other requirements of SEC Rule 15c3-1 and other regulatory bodies. The Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) because the Company does not hold customer funds or safekeep customer securities.

4. Income Taxes

The Company's operating results are included in the federal, state and local income tax returns filed by the Parent. For income tax purposes, the Company is disregarded as an entity separate from its owner, SecondMarket Solutions, Inc., pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). As a single-member LLC, the Company computes its provision for income taxes by applying the rate applicable to its parent to the Company's own taxable income. With respect to each taxable period for which a consolidated or unitary return is filed by the Parent, which includes the Company, the Parent shall pay to and has the right to receive from the Company an amount based on the Company's stand-alone operating results using the tax rate applicable to the Parent.

The Company has determined that there are no uncertain tax positions as of December 31, 2017.

The Company's operating results were included in the federal and state income tax returns filed by SecondMarket Solutions, Inc. SecondMarket Solutions, Inc.'s federal and state and local returns are subject to audits by the respective tax authorities for years 2014 through 2016.

SMTX, LLC.

Notes to Statement of Financial Condition (continued)

December 31, 2017

5. Related-Party Transactions

The Company has entered into a service agreement with affiliates whereby the affiliates provide services to the Company including the use of its employees and other assets.

At December 31, 2017, $3,042,604 was recorded in payable to Nasdaq, Inc. All affiliates are ultimately wholly-owned by NASDAQ. It is the intent and ability of management to settle all intercompany balances between NASDAQ and its wholly-owned subsidiaries, such as the Company and its Parent, on a net basis, as NASDAQ serves as the master financing entity for all wholly-owned subsidiaries. In addition, all intercompany transactions are guaranteed by NASDAQ and are settled on an annual basis in accordance with the NASDAQ's intercompany settlement policy. In 2017, the Company did not settle any intercompany balances. The Company records all transactions to and from affiliates, including tax, subject to the netting arrangement into a single account. Although there may be many individual accounts to preserve transaction detail, the reporting will reflect a single receivable or payable to NASDAQ.

6. Commitments and Contingencies

General Litigation and Regulatory Matters

The Company may be subject to claims as well as reviews by self-regulatory agencies arising out of the conduct of its business.

Management is not aware of any unasserted claims or assessments that would have a material adverse effect on the financial position and the results of operations of the Company.

Risks and Uncertainties

Cash is held by one financial institution, Wells Fargo. In the event that the financial institution is unable to fulfill its obligations, the Company would be subject to credit risk. Bankruptcy or insolvency may cause the Company's rights with respect to the cash held by Wells Fargo to be delayed or limited.

7. Fair Value of Financial Instruments

The Company's financial assets and financial liabilities are recorded at fair value or at amounts that approximate fair value. The carrying amounts reported on the Statement of Financial Condition for Cash, Cash segregated under federal regulations, Prepaid expenses and other assets and Accounts receivable approximate fair value due to the short term nature of these assets. The Company's liabilities included in the Company's Statement of Financial Condition which include Due to customers, Payable to Nasdaq, Inc. and Accounts payable and accrued expenses, are reported at their contractual amounts, which approximate fair value.

8. Subsequent Events

The Company has evaluated all subsequent events through the date of issuance of the Statement of Financial Condition and has determined that no subsequent events have occurred that would require disclosure in the Statement of Financial Condition or accompanying notes.



EY

**Building a better
working world**

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member and Management of SMTX, LLC

We have reviewed management's statements, included in the accompanying 15c3-3 Exemption Report, in which (1) SMTX, LLC (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provision throughout the most recent fiscal year ended December 31, 2017 without exception. Management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 28, 2018



SMTX, LLC
15c3-3 Exemption Report

SMTX, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision"); and

(2) the Company met the exemption provision throughout the most recent fiscal year January 1, 2017 to December 31, 2017 without exception.

I, Linda Crane, affirm that, to the best of my knowledge and belief, this Exemption Report is true and accurate.

Linda Crane

Linda Crane
Financial Operations Principal (FINOP)
SMTX, LLC

2·28·18

Date



Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures

To the Member and Management of SMTX, LLC:

We have performed the procedures enumerated below, which were agreed to by the Member, management of SMTX, LLC (the Company), and the Securities Investor Protection Corporation (SIPC), as set forth in the Series 600 Rules of SIPC, solely to assist the specified parties in evaluating the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. The Company's management is responsible for the Company's compliance with those requirements. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form (Form SIPC-6) and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries within PeopleSoft, the Company's general ledger. No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended December 31, 2017. No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments derived from the Company's general ledger and sub-ledger systems. No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments. No findings were found as a result of applying the procedure.

This agreed-upon procedures engagement was conducted in accordance with the attestation standards of the Public Company Accounting Oversight Board (United States) and the attestation standards established by the American Institute of Certified Public Accountants. We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on whether the Company's schedule of assessments and payments is in accordance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the fiscal year ended December 31, 2017. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



Building a better working world

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2018

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __2017__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

SMTX, LLC
1500 BROADWAY FL 31
NEW YORK, NY 10036-4052

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Linda Crane 212-231-5032

WORKING COPY

2. A. General Assessment (item 2e from page 2) $ 3,818

   B. Less payment made with SIPC-6 filed (exclude interest)   (1,083)
     7/31/2017
           Date Paid

   C. Less prior overpayment applied   ( )

   D. Assessment balance due or (overpayment)   2,735

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

   F. Total assessment balance and interest due (or overpayment carried forward) $

   G. PAYMENT: √ the box
     Check mailed to P.O. Box ☐ Funds Wired ☐
     Total (must be same as F above) $ 2,735

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SMTX, LLC
_____
(Name of Corporation, Partnership or other organization)

Linda Crane
_____
(Authorized Signature)

Dated the __26__ day of __February__, 20 __18__.

CFO
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
     Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _____
and ending_____

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,545,482

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

        Enter the greater of line (i) or (ii)

        Total deductions

2d. SIPC Net Operating Revenues $ 2,545,482

2e. General Assessment @ .0015   Rate effective 1/1/2017 $ 3,818

(to page 1, line 2.A.)

2